UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 1

FIRST CITIZENS BANCSHARES, INC.

(Name of Issuer)

CLASS B COMMON STOCK, $1.00 PAR VALUE

(Title of Class of Securities)

31946M-20-2

(CUSIP Number)

David L. Ward, Jr.

William R. Lathan, Jr.

Ward and Smith, P.A.

1001 College Court

New Bern, North Carolina 28562

(252) 672-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 29, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 31946M-10-3		Page 2 of 10 Pages
1	NAME OF REPORTING PERSONS IRREVOCABLE TRUST UNDER AGREEMENT DATED DECEMBER 28, 1976
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,520
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,520
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D

CUSIP No. 31946M-10-3		Page 3 of 10 Pages
1	NAME OF REPORTING PERSONS IRREVOCABLE TRUST UNDER AGREEMENT DATED APRIL 26, 1979
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 58,917
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,917
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D

CUSIP No. 31946M-10-3		Page 4 of 10 Pages
1	NAME OF REPORTING PERSONS IRREVOCABLE TRUST UNDER AGREEMENT DATED MARCH 28, 1990
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 498,482
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 498,482
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 498,482
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D

CUSIP No. 31946M-10-3		Page 5 of 10 Pages
1	NAME OF REPORTING PERSONS LEWIS R. HOLDING DYNASTY TRUST UNDER AGREEMENT DATED JANUARY 16, 1997
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 420
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 420
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 420
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (less than 0.1%)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D

CUSIP No. 31946M-10-3		Page 6 of 10 Pages
1	NAME OF REPORTING PERSONS CAROLYN S. HOLDING DYNASTY TRUST UNDER AGREEMENT DATED JANUARY 16, 1997
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 420
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 420
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 420
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (less than 0.1%)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

This Schedule 13-D/A amends the original Schedule 13-D dated November 1, 1999 filed jointly on behalf of the 1976 Trust, the 1979 Trust and the 1990 Trust (as defined below) to update information contained in the original filing following the death on August 29, 2009 of Lewis R. Holding who was the grantor of three of the trusts listed in Item 2 below.

Item 1.	Security and Issuer.

This Statement relates to the Class B Common Stock, $1 par value per share (“Class B Common Stock”), of First Citizens BancShares, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 4300 Six Forks Road, Raleigh, North Carolina 27609.

Item 2.	Identity and Background.

This statement is filed jointly by the five separate irrevocable trusts listed below (collectively referred to as the “Trusts”) by and through their respective trustees. Two of the Trusts (the LRH Dynasty Trust and the CSH Dynasty Trust) were not previously included in the original Schedule 13D filed jointly by the 1976 Trust, the 1979 Trust and the 1990 Trust. The Trusts are as follows:

(1)	Irrevocable Trust under Agreement dated December 28, 1976 (the “1976 Trust”);

(2)	Irrevocable Trust under Agreement dated April 26, 1979 (the “1979 Trust”);

(3)	Irrevocable Trust under Agreement dated March 28, 1990 (the “1990 Trust”);

(4)	Lewis R. Holding Dynasty Trust under Agreement dated January 16, 1997 (the “LRH Dynasty Trust”); and

(5)	Carolyn S. Holding Dynasty Trust under Agreement dated January 16, 1997 (the “CSH Dynasty Trust”).

The mailing address for each of the Trusts is c/o Trust and Investment Management Department, The Fidelity Bank, Post Office Box 129, Fuquay-Varina, North Carolina 27526.

The grantor of each of the 1979 Trust, the 1990 Trust, and the LRH Dynasty Trust was Lewis R. Holding who died on August 29, 2009. Maggie B. Holding was the grantor of the 1976 Trust, while Carolyn S. Holding is the grantor of the CSH Dynasty Trust. Carmen Holding Ames currently is the sole beneficiary of each of the Trusts. The six individuals identified below currently serve as co-trustees (the “Trustees”) of each of the Trusts.

Name	Address	Occupation

George H. Broadrick	686 Llewellyn Place Charlotte, N.C. 28207	Retired; former executive officer of the Issuer

Carolyn S. Holding	2801-208 Glenwood Gardens Lane Raleigh, N.C. 27608	None

Maria M. Lynch	5400 Glenwood Ave, Suite 201 Raleigh, N.C. 27612	Attorney, Lynch & Eatman, LLP

Graham Kennedy	8516 Wheeling Drive Raleigh, N.C. 27615	Retired, former Senior Vice President of the Issuer’s bank subsidiary

Frank R. Holding	P.O. Box 867 New Bern, N.C. 28562	Personal investments

David L. Ward	1001 College Court New Bern, N.C. 28562	Attorney, Ward and Smith, P.A.

As a result of this commonality, the Trusts may be deemed to be a “group” for purposes of their beneficial ownership of the Issuer’s Class B Common Stock held by them separately. However, each Trust disclaims the existence of a group and any beneficial ownership of shares held by the other Trusts.

During the last five years, none of the Trusts, nor any of the Trustees, (1) have been convicted in any criminal proceeding, nor (2) have been parties to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Each of the Trusts was created under North Carolina law, and each Trustee is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of the Issuer’s Class B Common Stock held by each of the Trusts were either (1) contributed to that Trust by its grantor, (2) received by that Trust with respect to or in exchange for other assets held by the Trust, (3) in the case of the 1979 Trust, the 1990 Trust, the LRH Dynasty Trust, and the CSH Dynasty Trust, transferred to the Trusts from four separate, related trusts which were terminated, or (4) in the case of 28,610 of the shares held by the 1990 Trust, purchased with cash.

Item 4.	Purpose of the Transaction.

Two of the Trustees (George H. Broadrick and David L. Ward, Jr.), and the current sole beneficiary of the Trusts, Carmen Holding Ames, currently serve as directors of the Issuer and, therefore, participate with the Board of Directors in the consideration of and taking of action on significant corporate events involving the Issuer. However, shares of the Issuer’s Class B Common Stock held by each of the Trusts are held by it for investment purposes and to fulfill its dispositive purposes.

Item 5.	Interest in Securities of the Issuer.

Collectively, the Trusts hold an aggregate of 561,759 shares of Class B Common Stock, constituting 33.5% of the total outstanding shares of the Issuer’s Class B Common Stock (based on 1,677,675 shares outstanding on September 28, 2009). The number of shares, and percentage of total outstanding shares, of Class B Common Stock as to which each separate Trust, through its Trustees, has sole or shared voting or dispositive power are as follows:

Holder of Shares	Number of Shares	Percentage of Outstanding Shares	Voting Power		Dispositive Power
			Sole	Shared	Sole	Shared
1976 Trust (1)	3,520	0.2%	-0-	-0-	-0-	3,520
1979 Trust (1)	58,917	3.5%	-0-	-0-	-0-	58,917
1990 Trust (2)	498,482	29.7%	498,482	-0-	498,482	-0-
Lewis R. Holding Dynasty Trust (2)	420	(3)	420	-0-	420	-0-
Carolyn S. Holding Dynasty Trust (2)	420	(3)	420	-0-	420	-0-

Total	561,759	33.5%	499,322	-0-	499,322	62,437

(1)	The trust agreements pertaining to the 1976 Trust and the 1979 Trust require that the Trustees vote the shares as directed by a majority of the income beneficiaries. Subject to the Trustees’ prior approval, a majority of the income beneficiaries may direct the Trustees to sell the shares. The Trustees may not sell the shares without the prior approval of a majority of the income beneficiaries. Carmen Holding Ames currently is the sole income beneficiary of each of the Trusts.
(2)	The trust agreements pertaining to the 1990 Trust, the LRH Dynasty Trust, and the CSH Dynasty Trust provide that the Trustees will consult with then current beneficiaries in connection with the Trustees voting of shares held by the Trusts, but that the Trustees are not bound by the voting preference of any beneficiary.
(3)	Less than 0.01%.

Carmen Holding Ames, the current sole beneficiary of each of the Trusts, is the granddaughter of the grantor of the 1976 Trust, and the adult daughter of the grantor of each of the other four Trusts. Because Ms. Ames is considered to have sole voting and shared dispositive powers over the shares of Class B Common Stock held by the 1976 Trust and 1979 Trust, prior to his death Lewis R. Holding listed those shares in his reports but disclaimed voting and dispositive power over the shares. Mr. Holding died on August 29, 2009.

The assets of the Trusts include shares of the capital stock of various other entities, including First Citizens Bancorporation, Inc. (an aggregate of 6.6% of outstanding voting common stock), Southern BancShares (N.C.), Inc. (an aggregate of 2.6% of outstanding common stock), and Yadkin Valley Company (an aggregate of 3.6% of outstanding common stock). Those other entities collectively hold an aggregate of 70,419 shares of the Class B Common Stock. It is believed that the Trusts do not control those other entities, and the Trusts disclaim voting and dispositive power over the shares of Class B Common Stock held by those entities.

As described in the table above, Carmen Holding Ames currently has sole voting power, and shared dispositive power, with respect to the 3,520 shares held by the 1976 Trust and the 58,917 shares held by the 1979 Trust. Ms. Ames is a United States citizens whose business address is Post Office Box 29549, Raleigh, North Carolina 27626. Her principal occupation is serving as a Director of (1) the Issuer and its wholly-owned subsidiary, First-Citizens Bank & Trust Company, (2) First Citizens Bancorporation, Inc. and its wholly-owned subsidiary, First Citizens Bank and Trust, Inc., and (3) Fidelity BancShares (N.C.), Inc. and its wholly-owned subsidiary, The Fidelity Bank. During the last five years, Ms. Ames (1) has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors), and (2) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Except as described below, during the past 60 days, none of the Trusts have acquired shares of the Issuer’s Class B Common Stock. The 1990 Trust acquired 104 shares of Class B Common Stock in an open market purchase on July 7, 2009 at a price of $140 per share, and 171 shares of Class B Common Stock in an open market purchase on August 10, 2009 at a price of $156 per share.

No person, other than the Trustees on behalf of the Trusts, is known to receive or have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class B Common Stock held by any of the Trusts.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As described in the table under Item 5 above, the trust agreements pertaining to the 1976 Trust and the 1979 Trust require that the Trustees vote shares of Class B Common Stock held by those Trusts as directed by a majority of the income beneficiaries (currently Carmen Holding Ames).

In addition to the Class B Common Stock listed in the table under Item 5 above, the Trusts collectively hold an aggregate of 416,840 shares of the Issuer’s Class A Common Stock as follows: the 1976 Trust - 12,400 shares; the 1979 Trust - 110,400 shares; the 1990 Trust - 294,040 shares; the LRH Dynasty Trust - no shares; and the CSH Dynasty Trust - no shares. Under the terms of the the 1976 Trust and the 1979 Trust, the Trustees are required to vote the total of 122,800 shares of Class A Common Stock held by those Trusts as directed by a majority of the income beneficiaries (currently Carmen Holding Ames).

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description

A	Joint Filing Agreement among the Trusts

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By his or her signature below, each of the undersigned executes this Schedule 13-D/A on behalf of, and in his or her capacity as a Co-Trustee of, each of the separate Trusts named below.

September 28, 2009	IRREVOCABLE TRUST UNDER AGREEMENT DATED DECEMBER 28, 1976

September 28, 2009	IRREVOCABLE TRUST UNDER AGREEMENT DATED DECEMBER 28, 1979

September 28, 2009	IRREVOCABLE TRUST UNDER AGREEMENT DATED DECEMBER 28, 1990

September 28, 2009	LEWIS R. HOLDING DYNASTY TRUST UNDER AGREEMENT DATED JANUARY 16, 1997

September 28, 2009	CAROLYN S. HOLDING DYNASTY TRUST UNDER AGREEMENT DATED JANUARY 16, 1997

	BY:	/S/ GEORGE H. BROADRICK
George H. Broadrick, Co-Trustee

	BY:	/S/ CAROLYN S. HOLDING
Carolyn S. Holding, Co- Trustee

	BY:	/S/ MARIA M. LYNCH
Maria M. Lynch, Co-Trustee

	BY:	/S/ GRAHAM KENNEDY
Graham Kennedy, Co-Trustee

	BY:	/S/ FRANK R. HOLDING
Frank R. Holding, Co-Trustee

	BY:	/S/ DAVID L. WARD, JR.
David L. Ward, Jr., Co-Trustee

EXHIBIT A

JOINT FILING AGREEMENT

Each of the undersigned Trusts, by and through its undersigned Trustees, hereby agrees that the foregoing Schedule 13D/A is being filed with the Securities and Exchange Commission by it jointly with each other Trust as well as by it individually.

By his or her signature below, each of the undersigned executes this Joint Filing Agreement on behalf of, and in his or her capacity as a Co-Trustee of, each of the separate Trusts named below.

September 28, 2009	IRREVOCABLE TRUST UNDER AGREEMENT DATED DECEMBER 28, 1976

September 28, 2009	IRREVOCABLE TRUST UNDER AGREEMENT DATED DECEMBER 28, 1979

September 28, 2009	IRREVOCABLE TRUST UNDER AGREEMENT DATED DECEMBER 28, 1990

September 28, 2009	LEWIS R. HOLDING DYNASTY TRUST UNDER AGREEMENT DATED JANUARY 16, 1997

September 28, 2009	CAROLYN S. HOLDING DYNASTY TRUST UNDER AGREEMENT DATED JANUARY 16, 1997

	BY:	/S/ GEORGE H. BROADRICK
George H. Broadrick, Co-Trustee

	BY:	/S/ CAROLYN S. HOLDING
Carolyn S. Holding, Co- Trustee

	BY:	/S/ MARIA M. LYNCH
Maria M. Lynch, Co-Trustee

	BY:	/S/ GRAHAM KENNEDY
Graham Kennedy, Co-Trustee

	BY:	/S/ FRANK R. HOLDING
Frank R. Holding, Co-Trustee

	BY:	/S/ DAVID L. WARD, JR.
David L. Ward, Jr., Co-Trustee